
November 5, 2020

James P. Lynch
Chief Financial Officer
SJW Group
110 West Taylor Street
San Jose, California 95110

> **Re: SJW Group**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-08966**

Dear Mr. Lynch:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Risks Related to Our Business, page 24

1. We note your risk factor disclosure indicates that you agreed to certain "ring-fencing" measures as part of the merger with CTWS. You state that these measures may restrict your "ability to access assets of CTWS entities as dividends or intracompany loans to satisfy the debt or contractual obligations of any Non-CTWS Entity, including any indebtedness or other contractual obligations of SJW Group." Please tell us how you determined that it was not necessary to provide condensed parent company financial information and other data in a financial statement schedule in accordance with Rules 5-04 and 12-04 of Regulation S-X and related disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa, Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation